Exhibit 15.1

For Immediate Release

Editorial Contacts:

Joe Greenhalgh, Vice President, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Delivers Ninth Consecutive Record Year

FREMONT, Calif., April 18, 2007 and ROMANEL-SUR-MORGES, Switzerland, April 19, 2007 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today announced it has posted its ninth consecutive year of record sales and profits. The Company closed the fiscal year with a record fourth quarter – its 34th consecutive quarter of double-digit revenue growth – and achieved its upwardly revised full-year goal for operating income while falling short of its increased target for year-over-year sales growth, due to a year-over-year decline in Q4 webcam sales.

Results for Full Fiscal Year

Sales for the fiscal year, ended March 31, 2007 were $2.1 billion, up 15 percent from $1.8 billion in FY 2006. GAAP operating income was $231 million and includes $19.5 million in costs for stock-based compensation. GAAP net income, including $14.9 million in costs for stock-based compensation (net of related tax benefit), was $230 million ($1.20 per share). GAAP gross margin was 34.3 percent.

Non-GAAP operating income for the fiscal year, which excludes stock-based compensation, was $250 million, up 26 percent from last year’s operating income of $199 million. Non-GAAP net income for FY 2007 was $245 million ($1.27 per share), up 35 percent compared with net income of $181 million ($0.92 per share) in the prior year. Non-GAAP gross margin was 34.4 percent, compared to 32 percent in the prior year, an increase of 240 basis points. (See Note 1.)

Results for Fourth Quarter

For Logitech’s fourth fiscal quarter, sales were $513 million, up 10 percent from $466 million in the same quarter last year. GAAP operating income was $55.3 million and includes $4.5 million in costs for stock-based compensation. GAAP net income, including $2.3 million in costs for stock-based compensation (net of related tax benefit), was $56.2 million ($0.29 per share). GAAP gross margin was 34.5 percent.

Non-GAAP operating income, which excludes stock-based compensation, was $59.8 million, up 9 percent from last year’s operating income of $54.8 million. Non-GAAP net income for Q4 was $58.4 million ($0.30 per share), up 14 percent compared with net income of $51 million ($0.26 per share) in the prior year. Non-GAAP gross margin was 34.5 percent, compared to 31.9 percent for the same quarter last year. (See Note 1.)

Logitech’s retail sales for Q4 grew by 9 percent year over year, increasing in the Americas by 12 percent and EMEA by 9 percent, and decreasing in Asia Pacific by 4 percent. Retail sales were driven by strong growth in cordless desktops and keyboards (up 30 percent), gaming (up 35 percent) and remote controls (up 78 percent); retail sales for Q4 were negatively impacted by a 32 percent year-over-year decline in webcams. OEM sales grew by 16 percent, driven by demand for desktops and keyboards.

“As we continued to focus on improving our webcam market position, an unexpected category slowdown led to a Q4 decline in webcam sales, which caused us to miss our 17 percent revenue growth target for the full fiscal year,” said Guerrino De Luca, Logitech president and chief executive officer. “We are confident that, over the next few quarters, we can reignite webcam market growth by targeting our marketing activities toward growing the overall category. We plan to leverage partnerships to broaden consumer awareness and increase in-store activities.

“I am pleased with our solid performance in FY 2007. The resilience of our broad product portfolio and consistent execution allowed us to achieve record-setting cash generation and 26 percent growth in operating income, in line with our upwardly revised growth goal. And our gross margin for Q4 and for the full fiscal year was well above our long-term target range of 32-34 percent, reflecting strong execution and a solid business model.”

Highlights for Logitech’s Fiscal Year 2007

•	More than 150 million products shipped.

•	Retail sales of cordless mice grew 25 percent, driven by demand for the Logitech® MX™ Revolution and Logitech® VX Revolution™ cordless laser mice.

•	Retail sales of iPod®/MP3 speakers more than doubled year over year.

•	Retail sales of Harmony remote controls increased by 60 percent compared to last year.

•	Retail sales of PC gaming products increased by 63 percent compared to last year.

•	Cash flow from operations doubled year over year, to $306 million.

Outlook

The Company confirmed its financial goals of 15 percent growth in sales and operating income for Fiscal Year 2008, ending March 31, 2008. FY 2008 gross margin is expected to be at the high end of the Company’s long-term target range of 32-34 percent. Logitech expects its effective tax rate for the year to be approximately 12 percent.

Earnings Teleconference

Logitech will hold an earnings teleconference on April 19, 2007 at 14:00 Central European Time/8:00 a.m. Eastern Daylight Time/5:00 a.m. Pacific Daylight Time to discuss these results as well as targets for Fiscal Year 2008. A live webcast and replay of the teleconference, including presentation slides, will be available on the Logitech corporate Web site at http://ir.logitech.com. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

Investor Meeting

Logitech will hold an investor meeting in London on May 10, 2007 at 10:00 British Summer Time/5:00 a.m. Eastern Daylight Time/2:00 a.m. Pacific Daylight Time. A live video webcast and replay of the meeting will be available on the Logitech corporate Web site at http://ir.logitech.com.

About Logitech

Logitech is a world leader in personal peripherals, driving innovation in PC navigation, Internet communications, digital music, home-entertainment control, gaming and wireless devices. Founded in 1981, Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and on the Nasdaq Global Select Market (LOGI).

Note 1. A reconciliation between non-GAAP operating income, net income, and gross margin, and GAAP operating income, net income, and gross margin is set forth in the second supplemental schedule of the attached tables along with additional information regarding the use of these non-GAAP measures.

# # #

This press release contains forward-looking statements, including the statements regarding expected sales and operating income growth, gross margin and effective tax rate for Fiscal Year 2008, and future webcam market growth and the timing for that growth. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include if we fail to successfully innovate in our current and emerging product categories and identify new feature or product opportunities; consumer demand for our products and our ability to accurately forecast it; the effect of pricing, product, marketing and other initiatives by our competitors, and our reaction to them, on our sales, gross margins and profitability; our webcam marketing activities not resulting in the webcam market growth we expect, or when we expect it; the sales mix among our lower- and higher-margin products and our geographic sales mix; as well as those additional factors set forth in our periodic filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the Fiscal Year ended March 31, 2006 and our quarterly reports on Form 6-K available at www.sec.gov. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo, and other Logitech marks are registered in the United States and other countries. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the company’s Web site at www.logitech.com.

(LOGI – IR)

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share amounts) - Unaudited

	Quarter Ended March 31,
CONSOLIDATED STATEMENTS OF INCOME	2007	2006
Net sales	$512,734	$466,056
Cost of goods sold	335,743	317,187

Gross profit	176,991	148,869

% of net sales	34.5%	31.9%
Operating expenses:
Marketing and selling	66,475	52,031
Research and development	28,432	23,064
General and administrative	26,786	19,003

Total operating expenses	121,693	94,098

Operating income	55,298	54,771
Interest income, net	3,212	1,131
Other income, net	3,531	2,807

Income before income taxes	62,041	58,709
Provision for income taxes	5,848	7,586

Net income	$56,193	$51,123

Shares used to compute net income per share:
Basic	182,738	185,365
Diluted	191,091	196,114
Net income per share:
Basic	$0.31	$0.28
Diluted	$0.29	$0.26

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on July 14, 2006.

Net income for the three months ended March 31, 2007 included share-based compensation expense under SFAS 123R of $2.3 million, net of tax, or $0.01 per diluted share, related to employee stock options and employee stock purchases. Net income for the three months ended March 31, 2006 does not include the effect of share-based compensation expense, because Logitech implemented SFAS 123R effective April 1, 2006.

Please refer to the supplemental schedule that summarizes the share-based compensation expense and related tax benefit recognized in accordance with SFAS 123R for the three months ended March 31, 2007.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share amounts) - Unaudited

	Twelve Months Ended March 31,
CONSOLIDATED STATEMENTS OF INCOME	2007	2006
Net sales	$2,066,569	$1,796,715
Cost of goods sold	1,357,044	1,222,605

Gross profit	709,525	574,110

% of net sales	34.3%	32.0%
Operating expenses:
Marketing and selling	272,264	221,504
Research and development	108,256	87,953
General and administrative	98,143	65,742

Total operating expenses	478,663	375,199

Operating income	230,862	198,911
Interest income, net	8,733	3,591
Other income, net	15,962	7,352

Income before income taxes	255,557	209,854
Provision for income taxes	25,709	28,749

Net income	$229,848	$181,105

Shares used to compute net income per share:
Basic	182,635	181,361
Diluted	190,991	198,769
Net income per share:
Basic	$1.26	$1.00
Diluted	$1.20	$0.92

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on July 14, 2006.

Net income for the twelve months ended March 31, 2007 included share-based compensation expense under SFAS 123R of $14.9 million, net of tax, or $0.07 per diluted share, related to employee stock options and employee stock purchases. Net income for the twelve months ended March 31, 2006 does not include the effect of share-based compensation expense, because Logitech implemented SFAS 123R effective April 1, 2006.

Please refer to the supplemental schedule that summarizes the share-based compensation expense and related tax benefit recognized in accordance with SFAS 123R for the twelve months ended March 31, 2007.

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

CONSOLIDATED BALANCE SHEETS	March 31, 2007	March 31, 2006	March 31, 2005
Current assets
Cash and cash equivalents	$196,197	$245,014	$341,277
Short term investments	214,625	—	—
Accounts receivable	310,377	289,849	229,234
Inventories	217,964	196,864	175,986
Other current assets	68,257	34,479	34,326

Total current assets	1,007,420	766,206	780,823
Investments	14	36,414	16,793
Property, plant and equipment	87,054	74,810	52,656
Intangible assets
Goodwill	179,991	135,396	134,286
Other intangible assets	18,920	11,175	15,816
Other assets	34,064	33,063	27,323

Total assets	$1,327,463	$1,057,064	$1,027,697

Current liabilities
Short-term debt	$11,856	$14,071	$9,875
Accounts payable	218,129	181,290	177,748
Accrued liabilities	235,079	162,922	156,575

Total current liabilities	465,064	358,283	344,198
Long-term debt	—	4	147,788
Other liabilities	17,874	13,601	9,562

Total liabilities	482,938	371,888	501,548
Shareholders’ equity	844,525	685,176	526,149

Total liabilities and shareholders’ equity	$1,327,463	$1,057,064	$1,027,697

LOGITECH INTERNATIONAL S.A.

(In thousands)—Unaudited

	Quarter Ended March 31		Twelve Months Ended March 31
SUPPLEMENTAL FINANCIAL INFORMATION	2007	2006	2007	2006
Depreciation	$8,944	$6,405	$35,239	$29,880
Amortization of other acquisition-related intangibles	1,591	1,160	4,876	4,641
Operating income	55,298	54,771	230,862	198,911
Operating income before depreciation and amortization	65,833	62,336	270,977	233,432
Capital expenditures	10,605	16,485	47,246	54,102

Net sales by channel:
Retail	$457,205	$418,388	$1,844,395	$1,588,033
OEM	55,529	47,668	222,174	208,682

Total net sales	$512,734	$466,056	$2,066,569	$1,796,715

Net sales by product family:
Retail—Cordless	$140,110	$114,652	$525,885	$448,358
Retail—Corded	85,271	81,569	332,129	314,695
Retail—Video	54,974	81,102	313,932	273,340
Retail—Audio	97,329	87,496	404,069	334,496
Retail—Gaming	38,827	28,808	145,784	136,944
Retail—Other	40,694	24,761	122,596	80,200
OEM	55,529	47,668	222,174	208,682

Total net sales	$512,734	$466,056	$2,066,569	$1,796,715

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share) - Unaudited

SUPPLEMENTAL FINANCIAL INFORMATION Reconciliation of GAAP to non-GAAP Financial Measures	Quarter Ended March 31 2007	Twelve Months Ended March 31 2007
GAAP gross margin	34.5%	34.3%
Adjustments:
Effect of stock-based compensation	0.0%	0.1%

Non-GAAP gross margin	34.5%	34.4%

GAAP operating income	$55,298	$230,862
Adjustments:
Effect of stock-based compensation	4,470	19,464

Non-GAAP operating income	$59,768	$250,326

GAAP net income	$56,193	$229,848
Adjustments:
Effect of stock-based compensation	2,255	14,938

Non-GAAP net income	$58,448	$244,786

Stock-based Compensation Expense for Employee Stock Options and Employee Stock Purchases	Quarter Ended March 31 2007	Twelve Months Ended March 31 2007
Cost of goods sold	$—	$2,077
Marketing and selling	1,772	7,167
Research and development	824	3,151
General and administration	1,874	7,069
Income tax benefit	(2,215)	(4,526)

Total stock-based compensation expense after income taxes	$2,255	$14,938

Stock-based compensation expense for employee stock options and employee stock purchases, net of tax, per share (diluted)	$0.01	$0.07

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. The adjustments between the GAAP and non-GAAP financial measures presented above consist of share-based compensation expense for employee stock options and employee stock purchases, and the related income tax effect, as recognized in accordance with SFAS 123R. Because we implemented SFAS 123R effective April 1, 2006, our financial results for the three and twelve months ended March 31, 2006 do not include the effect of share-based compensation expense and are presented in the accompanying earnings release only on a GAAP basis. Our management uses these non-GAAP measures in its financial and operational decision-making. Our management believes these non-GAAP measures, when considered in conjunction with the corresponding GAAP measures, facilitate the comparison by our investors of results for periods subsequent to our adoption of SFAS 123R, with corresponding prior periods for which SFAS 123R was not effective.